Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Taboola’s audited consolidated financial statements and the related notes appearing in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2022 and the pro forma financial information as of and for the year ended December 31, 2021 under the heading “Unaudited Pro Forma Condensed Combined Financial Information” included in our Prospectus dated April 13, 2022 forming part of our registration statement on Form F-1/A filed with the SEC as well, as it may be further amended from time to time. Some of the information contained in this discussion and analysis is set forth elsewhere in our registration statement on Form F-1/A, including information with respect to Taboola’s plans and strategy for Taboola’s business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” Taboola’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Taboola and its consolidated subsidiaries, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” to refers to New Israeli Shekels.

Overview
Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence, or AI-based, algorithmic engine that we have developed over the past 14 years. Taboola has also recently expanded more directly into e-Commerce, allowing its partners with digital properties the ability to use its platforms to display advertising suited to the audiences of those partners’ websites or other digital services.

We think of ourselves as a search engine, but in reverse — instead of expecting people to search for information, we recommend information to people or enable our partners to use our technology. You’ve seen us before: we partner with websites, devices, and mobile apps, which we collectively refer to as digital properties, to recommend editorial content and advertisements on the Open Web, outside of the closed ecosystems of the walled gardens such as Facebook, Google, and Amazon.

Digital properties use our technology platforms to achieve their business goals, such as driving new audiences to their sites and apps, or increasing engagement on site — and we don’t charge them for these services. We also provide a meaningful monetization opportunity to digital properties by surfacing paid recommendations by advertisers. Unlike walled gardens, we are a business-to-business, or B2B, company with no competing consumer interests. We only interact with consumers through our partners’ digital properties, hence we do not compete with our partners for user attention. Our motivations are aligned. When our partners win, we win, and we grow together.

We empower advertisers, merchants, and affiliate networks, which we individually and collectively refer to as advertisers, to leverage our proprietary AI-powered recommendation platform to reach targeted audiences utilizing effective, native ad formats across digital properties. We generate revenues primarily when people (consumers) click on, purchase from or, in some cases, view the ads that appear within our partners’ digital experiences via our recommendation platform. Advertisers pay us for those clicks, purchases or impressions, and we share the resulting revenue with the digital properties who display those ads and generate those clicks and downstream consumer actions.

Our powerful recommendation platform was built to address a technology challenge of significant complexity: predicting which recommendations users would be interested in, without explicit intent data or social media profiles. Search advertising platforms have access, at a minimum, to users’ search queries which indicate intent, while social media advertising platforms have access to rich personal profiles created by users. In contrast, we base our recommendations on an extensive dataset of context and user behavior derived from the intersection of thousands of digital properties and millions of recommended items, including ads and editorial content.

ION Merger Agreement

On January 25, 2021, we and one of our subsidiaries entered into a Merger Agreement with ION Acquisition Corp. 1 Ltd. Under that agreement, our subsidiary merged with and into ION, with ION continuing as the surviving company and becoming our direct, wholly-owned subsidiary. The Merger Agreement and the related transactions were unanimously approved by both our board of directors and the ION board. The Business Combination and other transactions contemplated by the Merger Agreement, closed on June 29, 2021 after receipt of the required approval by our shareholders and ION’s shareholders and the fulfillment of certain other conditions. In connection with the Merger Agreement, we also obtained commitments for the purchase in private transactions that closed concurrently with the Business Combination of approximately $285 million of our Ordinary Shares, of which approximately $150 million was purchased directly from certain of our existing shareholders, primarily from early investors.

Connexity Acquisition

On September 1, 2021 we completed our previously announced acquisition of Shop Holding Corporation, which we refer to as Connexity. The total consideration amount of approximately $800 million included retention incentives and is subject to customary purchase price adjustments for working capital and indebtedness.

At closing, we issued 17,328,049 of our Ordinary Shares based on a fair value of shares at the closing date of $157.7 million and paid approximately $594.1 million in cash.

An additional 3,681,030 shares are deliverable to Connexity employees in installments over three years following the closing as part of holdback arrangements, subject to continued employment with Taboola. Separately, certain employees of Connexity have been granted incentive equity awards of approximately $40 million that will settle in our Ordinary Shares and will vest subject to their continued employment with Taboola over the next approximately five years.

At the closing we also entered into a $300 million senior secured term loan credit agreement and used the full proceeds of the loan, net of issuance cost to finance, in part, the Connexity acquisition. See Notes 6 and 7 of Notes to Unaudited Interim Consolidated Financial Statements.

For further information please refer to the “Unaudited Pro Forma Condensed Combined Financial Information” and other information regarding the Connexity acquisition included in our Prospectus dated April 13, 2022 forming part of our registration statement on Form F-1/A, as it may be amended from time to time, filed with the Securities and Exchange Commission.

Key Factors and Trends Affecting our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” the Company’s Registration Statement on Form F-1/A filed on April 13, 2022, as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors” and in the Company’s subsequent filings with the Securities and Exchange Commission.

Maintaining and Growing Our Digital Property Partners

We engage with a diverse network of digital property partners, substantially all of which have contracts with us containing either an evergreen term or an exclusive partnership with us for multi-year terms at inception. These agreements typically require that our code be integrated on the digital property web page because of the nature of providing both editorial and paid recommendations. This means that in the vast majority of our business, we do not bid for ad placements, as traditionally happens in the advertising technology space, but rather see all users that visit the pages on which we appear. Due to our multi-year exclusive contracts and high retention rates, our supply is relatively consistent and predictable. We had approximately 16,000, 9,000 and 7,000 digital property partners in the fourth quarter of 2021, 2020 and 2019, respectively.

We have a strong record of growing the revenue generated from our digital property partners. We grow our digital property partner relationships in four ways. First, we grow the revenue from these partnerships by increasing our yield over time. We do this by improving our algorithms, expanding our advertiser base and increasing the amount of data that helps target our ads. Second, we continuously innovate with new product offerings and features that increase revenue. Third, we innovate by launching new advertising formats. Fourth, we work closely with our digital property partners to find new placements and page types where we can help them drive more revenue.

For the majority of our digital properties partners, we have two primary models for sharing revenue with digital property partners. The most common model is a straight revenue share model. In this model, we agree to pay our partner a percentage of the revenue that we generate from advertisements placed on their digital properties. The second model includes guarantees. Under this model, we pay our partners the greater of a fixed percentage of the revenue we generate and a guaranteed amount per thousand page views. In the past, we have and may continue to be required to make significant payments under these guarantees.

Growing Our Advertiser Client Base

 We have a large and growing network of advertisers, across multiple verticals. We had approximately 15,000, 13,000 and 12,000 advertiser clients working with us directly, or through advertising agencies, worldwide during the fourth quarter of 2021, 2020 and 2019, respectively. A large portion of our revenue comes from advertisers with specific performance goals, such as obtaining subscribers for email newsletters or acquiring leads for product offerings. These performance advertisers use our service when they obtain a sufficient return on ad spend to justify their ad spend. We grow the revenue from performance advertisers in three ways. First, we improve the performance of our network by developing new product features, improving our algorithms and optimizing our supply. Second, we secure increased budgets from existing advertisers by offering new ad formats and helping them achieve additional goals. Third, we grow our overall advertiser base by bringing on new advertisers that we have not worked with previously. In addition to our core performance advertisers, video brand advertisers are a small but growing portion of our revenue.

Improving Network Yield

One way that we grow our revenue is by increasing the yield on our network, which is a general term for the revenue that we make per advertising placement. Because we generally fill close to 100% of advertising impressions available, yield is generally not affected by changing fill rates, but rather is impacted in four ways. First, we increase our yield by improving the algorithms that select the right ad for a particular user in a particular context.

These algorithms are based on Deep Learning technology and are a key competitive advantage. Second, we continuously innovate and develop new product offerings and features for advertisers, which help increase their success rates on our network and improve yield. Third, as we grow our advertiser base and mix of advertisers, including adding advertisers able to pay higher rates, our yields increase because of increasing competitive pressure in our auction. Finally, we increase our yield by optimizing the way we work with digital properties, including changing formats and placements. Increasing yield drives higher revenues on all digital property partners. Increasing yield also generally increases margins for ex-TAC Gross Profit, a non-GAAP measure, for those digital property partners to whom we are paying guarantees.

Product and Research & Development

We view research and development expenditures as investments that help grow our business over time. These investments, which are primarily in the form of employee salaries and related expenditures and hardware infrastructure, can be broken into two categories. This first category includes product innovations that extend the capabilities of our current product offerings and help us expand into completely new markets. This includes heavy investment in AI (specifically Deep Learning) in the form of server purchases and expenses for data scientists. This category of investment is important to maintain the growth of the business but can also generally be adjusted up or down based on management’s perception of the potential value of different investment options. The second category of investments are those that are necessary to maintain our core business. These investments include items such as purchasing servers and other infrastructure necessary to handle increasing loads of recommendations that need to be served, as well as the people necessary to maintain the value delivered to our customers and digital property partners, such as investments in code maintenance for our existing products. This type of investment scales at a slower rate than the growth of our core business.

Managing Seasonality

The global advertising industry has historically been characterized by seasonal trends that also apply to the digital advertising ecosystem in which we operate. In particular, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the year-end holiday shopping season, and relatively less in the first quarter. We expect these seasonality trends to continue, and our operating results will be affected by those trends with revenue and margins being seasonally strongest in the fourth quarter and seasonally weakest in the first quarter.

Privacy Trends and Government Regulation

We are subject to U.S. and international laws and regulations regarding privacy, data protection, digital advertising and the collection of user data. In addition, large Internet and technology companies such as Google and Apple are making their own decisions as to how to protect consumer privacy, which impacts the entire digital ecosystem. Because we power editorial recommendations, digital properties typically embed our code directly on their web pages. This makes us less susceptible to impact by many of these regulations and industry trends because we are able to drop first party cookies. In addition, because of this integration on our partners’ pages, we have rich contextual information to use to further refine the targeting of our recommendations.

Macroeconomic Conditions

       Global economic and geopolitical conditions have been increasingly volatile due to factors such as the COVID-19 pandemic, the war in Ukraine, inflation and supply chain disruptions. The ongoing COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services globally, including in the regions in which we and our clients and partners operate, and are significantly impacting economic activity and financial markets. The economic uncertainty caused by the war in Ukraine has impacted global yields and our advertising business in Europe that accounted for more than 30% of our revenue in 2021. Further, the impacts of inflation, which continued to increase during the first quarter of 2022, has increased the costs of equipment and labor needed to operate our business and could continue to adversely affect us in future periods. These factors, among others, including continued supply chain disruptions, make it difficult for us and our clients to accurately forecast and plan future business activities, and could cause our clients to reduce or delay their advertising spending with us, which, in turn, could have an adverse impact on our business, financial condition and results of operations.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	Three Months Ended March 31,
(dollars in thousands, expect per share data)	2022	2021
	Unaudited
Revenues	$354,726	$302,950
Gross profit	$112,030	$89,499
Net income	$3,888	$18,587
EPS diluted (1)	$0.015	$0.169
Ratio of net income to gross profit	3.5%	20.8%
Cash flow provided by (used in) operating activities	$8,123	$(9,103)
Cash, cash equivalents and short-term deposits	$317,953	$229,287

Non-GAAP Financial Data (2)
ex-TAC Gross Profit	$138,228	$105,914
Adjusted EBITDA	$34,856	$33,543
Non-GAAP Net Income	$21,879	$22,802
Pro forma Non-GAAP EPS diluted (3)	$0.085	$0.088
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	25.2%	31.7%
Free Cash Flow	$1,221	$(14,640)

(1)
The weighted-average shares used in this computation for the three months ended March 31, 2022 and 2021 is 260,036,934 and 75,131,828, respectively.  Outstanding shares increased significantly year-over-year as a result of the Company going public.

(2)	Refer to “Non-GAAP Financial Measures” below for an explanation and reconciliation to GAAP metrics.
(3)	Refer to “Pro forma Non-GAAP EPS diluted” below for a description and calculation of Pro forma Non-GAAP EPS diluted.

Revenues

All of our Revenues are generated from advertisers, merchants and affiliate networks with whom we enter into commercial arrangements, defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC, CPM or CPA basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed. For campaigns priced on a performance-based CPA basis, the Company generates revenue when a user makes an acquisition. Certain revenues are recognized net of traffic acquisition costs.

Gross profit

Gross profit is calculated as presented on our consolidated statements of income for the periods presented.

Net income

Net income is calculated as presented on our consolidated statements of income for the periods presented.

EPS diluted

EPS diluted is calculated as presented on our consolidated statements of income for the periods presented.

Ratio of net income to gross profit

 We calculate Ratio of net income to gross profit as net income divided by gross profit.

Cash flow provided by (used in) operating activities

Net cash provided by (used in) our operating activities is our net income adjusted for non-cash charges and net cash resulting from changes in our working capital.

Cash, cash equivalents and short-term deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities of more than three months but less than one year.

ex-TAC Gross Profit

We calculate ex-TAC Gross Profit as gross profit adjusted to include other cost of revenues.

Adjusted EBITDA

 We calculate Adjusted EBITDA as net income before finance income (expenses), net, benefit (provision) for income taxes and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

Non-GAAP Net Income

We calculate Non-GAAP Net income as net income adjusted to exclude revaluation of our Warrants liability, share-based compensation expense including Connexity holdback compensation expenses, M&A costs and amortization of acquired intangible assets, other noteworthy items that change from period to period and related tax effects.

Pro forma Non-GAAP EPS diluted

Pro forma Non-GAAP EPS diluted is presented only for the three months ended March 31, 2021.  We calculate Pro forma Non-GAAP EPS diluted by adjusting EPS to exclude revaluation of our Warrants liability, share-based compensation expense including Connexity holdback compensation expenses, M&A costs and amortization of acquired intangible assets, other noteworthy items that change from period to period, related tax effects per calculated net income and weighted-average shares used in computing net income per share attributable to ordinary shareholders, diluted; and further adjusting on a pro forma basis assuming Taboola went public and consummated the related transactions as of January 1, 2021.

The following table provides a reconciliation of EPS diluted to Pro forma Non-GAAP EPS diluted:

	Three months ended March 31,
	2022	2021
	Unaudited
EPS diluted (1)	$0.015	$0.169
Add (Subtract):
Amortization of acquired intangibles	0.061	0.002
Share-based compensation expenses (2)	0.066	0.020
M&A costs	0.000	(0.006)
Holdback compensation expenses (3)	0.011	0.000
Revaluation of Warrants	(0.054)	0.000
Income tax effects	(0.014)	0.000
Pro forma adjustment (4)	--	(0.097)
Pro forma Non-GAAP EPS diluted (5)	$0.085	$0.088

(1)
The weighted-average shares used in this computation for the three months ended March 31, 2022 and 2021 is 260,036,934 and 75,131,828, respectively.  Outstanding shares increased significantly year-over-year as a result of the Company going public.

(2)	For the Q1 2022 period, a substantial majority relates to equity awards issued in connection with going public.

(3)	Represents share-based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

(4)
Pro forma net income for the three months ended March 31, 2021, includes an adjustment to add $5,915 of undistributed earnings previously allocated to participating securities assuming these securities converted to ordinary shares as of January 1, 2021.

(5)
The Pro Forma Non-GAAP EPS is presented only for the three months ended March 31, 2021 assuming Taboola went public and consummated the related transactions as of January 1, 2021. The weighted-average shares used to calculate Pro Forma Non-GAAP EPS diluted for the three months ended March 31, 2021 is 259,307,085, and includes giving effect to 121,472,152 Taboola legacy preferred shares, 30,471,516 shares issues to ION Public shareholders, 13,500,000 shares issued to PIPE investors, 8,419,608 shares and equity grants in connection with going public and 10,311,981 from options and restricted shares units by application of treasury stock method.

Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit.

Free Cash Flow

We calculate Free Cash Flow as cash flow provided by (used in) operating activities minus purchases of property, plant and equipment, including capitalized internal-use software. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth.

Non-GAAP Financial Measures

We are presenting the following non-GAAP financial measures because we use them, among other things, as key measures for our management and board of directors in managing our business and evaluating our performance. We believe they also provide supplemental information that may be useful to investors. The use of these measures may improve comparability of our results over time by adjusting for items that may vary from period to period or not be representative of our ongoing operations.

These non-GAAP measures are subject to significant limitations, including those identified below. In addition, other companies may use similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures. Non-GAAP measures should not be considered in isolation or as a substitute for GAAP measures. They should be considered as supplementary information in addition to GAAP operating and financial performance measures.

ex-TAC Gross Profit

We believe that ex-TAC Gross Profit, which we calculate as gross profit adjusted to include other cost of revenues, is useful because traffic acquisition cost, or TAC, is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. We use ex-TAC Gross Profit as part of our business planning, for example in decisions regarding the timing and amount of investments in areas such as infrastructure.

Limitations on the use of ex-TAC Gross Profit include the following:

●	Traffic acquisition cost is a significant component of our cost of revenues but is not the only component; and
●	ex-TAC Gross Profit is not comparable to our gross profit and by definition ex-TAC Gross Profit presented for any period will be higher than our gross profit for that period

The following table provides a reconciliation of revenues and gross profit to ex-TAC Gross Profit:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Revenues	$354,726	$302,950
Traffic acquisition cost	216,498	197,036
Other cost of revenues	26,198	16,415
Gross profit	$112,030	$89,499
Add back: Other cost of revenues	26,198	16,415
ex-TAC Gross Profit	$138,228	$105,914

Free Cash Flow

We believe that Free Cash Flow, which we calculate as net cash provided by (used in) operating activities minus purchases of property and equipment, including capitalized internal-use software, is useful to provide management and others with information about the amount of cash generated from our operations that can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include the following:

●
it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets;

●
Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by (used in) operating activities; and

●	this metric does not reflect our future contractual commitments.

The following table provides a reconciliation of net cash provided by (used in) operating activities to Free Cash Flow:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Net cash provided by (used in) operating activities	$8,123	$(9,103)
Purchases of property and equipment, including capitalized internal-use software	(6,902)	(5,537)
Free Cash Flow	$1,221	$(14,640)

Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation and interest expense and other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We may also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

●
although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●
Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●
Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and

●
the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.We calculate Adjusted EBITDA as net income before finance income (expenses), net, benefit (provision) for income taxes and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Net income	$3,888	$18,587
Adjusted to exclude the following:
Financial expenses (income), net	(11,195)	798
Tax expenses (income)	(392)	2,237
Depreciation and amortization	22,676	8,244
Share-based compensation expenses (1)	17,039	5,131
M&A costs	50	(1,454)
Holdback compensation expenses (2)	2,790	-
Adjusted EBITDA	$34,856	$33,543

(1)	For the Q1 2022 period, a substantial majority relates to equity awards issued in connection with going public.

(2)	Represents share-based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

We calculate the ratio of net income to gross profit as net income divided by gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business.

The following table reconciles ratio of net income to gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Gross profit	$112,030	$89,499
Net income	$3,888	$18,587
Ratio of net income to gross profit	3.5%	20.8%

ex-TAC Gross Profit	$138,228	$105,914
Adjusted EBITDA	$34,856	$33,543
Ratio of Adjusted EBITDA margin to ex-TAC Gross Profit	25.2%	31.7%

Non-GAAP Net Income

We believe that Non-GAAP Net Income is useful because it allows us and others to measure our operating performance and trends without regard to items such as the revaluation of our Warrants liability, share-based compensation expense, cash and non-cash M&A costs including amortization of acquired intangible assets, other noteworthy items that change from period to period and related tax effects. These items can vary substantially depending on our share price, acquisition activity, the method by which assets are acquired and other factors.

Limitations on the use of Non-GAAP Net Income include the following:

●
Non-GAAP Net Income excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●	Non-GAAP Net Income will generally be more favorable than our net income for the same period due to the nature of the items being excluded from its calculation; and

●	Non-GAAP Net Income is a performance measure and should not be used as a measure of liquidity.

The following table reconciles net income to Non-GAAP Net Income for the periods shown:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Net income	$3,888	$18,587
Amortization of acquired intangibles	15,780	639
Share-based compensation expenses (1)	17,039	5,131
M&A costs	50	(1,454)
Holdback compensation expenses (2)	2,790	-
Revaluation of Warrants	(14,042)	-
Income tax effects	(3,626)	(101)
Non-GAAP Net Income	$21,879	$22,802

(1)	For the Q1 2022 period, a substantial majority relates to equity awards issued in connection with going public.

(2)	Represents share-based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

Components of Our Results of Operations

Revenues

All of our Revenues are generated from advertisers, merchants and affiliate networks with whom we enter into commercial arrangements, defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC, CPM or CPA basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed. For campaigns priced on a performance-based CPA basis, the Company generates revenue when a user makes an acquisition.

Cost of revenues

Our cost of revenue primarily includes Traffic acquisition cost and other cost of revenue.

Traffic acquisition cost

Traffic acquisition cost, or TAC, consists primarily of cost related to digital property compensation for placing our platform on their digital property and cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Traffic acquisition cost also includes up-front payments, incentive payments, or bonuses paid to the digital property partners, which are amortized over the respective contractual term of the digital property arrangement. For the majority of our digital properties partners, we have two primary compensation models for digital properties. The most common model is a revenue share model. In this model, we agree to pay a percentage of our revenue generated from advertisements placed on the digital properties. The second model includes guarantees. Under this model, we pay the greater of a percentage of the revenue generated or a committed guaranteed amount per thousand page views (“Minimum guarantee model”). Actual compensation is settled on a monthly basis. Expenses under both the revenue share model as well as the Minimum guarantee model are recorded as incurred, based on actual revenues generated by us at the respective month.

Other cost of revenues

Other cost of revenues includes data center and related costs, depreciation expense related to hardware supporting our platform, amortization expense related to capitalized internal-use software and acquired technology, personnel costs, and allocated facilities costs. Personnel costs include salaries, bonuses, share-based compensation, and employee benefit costs, and are primarily attributable to our operations group, which supports our platform and our clients.

Gross profit

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our digital properties partners and advertisers base. We hope to increase both our gross profit in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services and depreciation. We expect research and development expenses to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

Sales and marketing expenses

Sales and marketing expenses consist primarily of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits, and travel for our sales and marketing departments, advertising and promotion, rent and depreciation. We expect to increase selling and marketing expenses to support the overall growth in our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management, legal, finance and others. In addition, general and administrative expenses include fees for professional services and occupancy costs. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Other income (expenses), net

Finance income (expenses), net

Finance income (expenses), net, primarily consists of interest income (expense) including amortization of loan issuance cost, Warrants liability fair value adjustments, gains (losses) from foreign exchange fluctuations and bank fees.

Benefit (provision) for income taxes

The statutory corporate tax rate in Israel was 23% for 2022, 2021 and 2020, although we are entitled to certain tax benefits under Israeli law.

Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which we have been granted “Privileged Enterprise” status, we were granted a tax exemption status for the years 2018 and 2019. The 2018 tax exemption resulted in approximately $10.4 million of potential tax savings. In 2019 we did not benefit from the Privileged Enterprise status because we did not have taxable income. The benefits available to a Privileged Enterprise in Israel relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law. We received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity and therefore eligible for the status of a Privileged Enterprise, provided that we meet the requirements under the ruling. If we do not fulfill these conditions, in whole or in part, the benefits can be revoked, and we may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest. As of March 31, 2022, management believes that we meet the aforementioned conditions.

For 2021 and subsequent tax years, we adopted The “Preferred Technology Enterprises” (“PTE”) Incentives Regime (Amendment 73 to the Investment Law) granting a 12% tax rate in central Israel on income deriving from benefited intangible assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

In the fourth quarter of 2021, the Company utilized a special program initiated by the Israeli Tax Authority allowing Israeli companies to voluntarily release tax-exempted earnings at a reduced tax rate which resulted in GAAP tax expense of $4.4 million.

As of March 31, 2022, we have an accumulated tax loss carry-forward of approximately $1.2 million in Israel. Those tax losses can be offset indefinitely. Non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions.

Operating Results

The following table provides consolidated statements of income data for the periods indicated:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Revenues	$354,726	$302,950
Cost of revenues:
Traffic acquisition cost	216,498	197,036
Other cost of revenues	26,198	16,415
Total cost of revenues	242,696	213,451
Gross profit	112,030	89,499
Operating expenses:
Research and development expenses	30,412	23,893
Sales and marketing expenses	61,368	34,308
General and administrative expenses	27,949	9,676
Total operating expenses	119,729	67,877
Operating income (loss)	(7,699)	21,622
Finance income (expenses), net	11,195	(798)
Income before income taxes	3,496	20,824
Benefit (provision) for income taxes	392	(2,237)
Net income	$3,888	$18,587
Less: Undistributed earnings allocated to participating securities	-	(5,915)
Net income attributable to ordinary shares – basic and diluted	3,888	12,672
Net income per share attributable to ordinary shareholders, basic	$0.02	$0.29
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	247,378,428	44,141,227
Net income per share attributable to ordinary shareholders, diluted	$0.01	$0.17
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, diluted	260,036,934	75,131,828

Comparison of the Three Months Ended March 31, 2022 and 2021

Revenues increased by $51.8 million, or 17.1%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. New digital property partners within the first 12 months that were live on our network contributed approximately $21.3 million of new revenues for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $30.4 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Gross profit increased by $22.5 million, or 25.2%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Ex-TAC Gross Profit, a non-GAAP measure, increased by $32.3 million, or 30.5%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily due to net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) and growth due to the Connexity acquisition. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase.

Cost of revenues increased by $29.2 million, or 13.7%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Traffic acquisition cost increased by $19.5 million, or 9.9%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, reflecting the increase in revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 10% for the three months ended March 31, 2022 and March 31, 2021.

Other cost of revenues increased by $9.8 million, or 59.6%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily as a result of an increase of $4.2 million in employee related costs, including three months of Connexity; $2.1 million in depreciation and amortization expenses mostly related to the amortization of the acquired intangible assets; $1.6 million in data centers and information systems costs; and $1.6 million in digital services taxes.

Research and development expenses increased by $6.5 million, or 27.3%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily as a result of an increase of $6.1 million in employee related costs mostly attributable to equity awards issued in connection with going public, new equity awards and the inclusion of three months of Connexity.

Sales and marketing expenses increased by $27.1 million, or 78.9%, for the three months ended March 31, 2022 compared to three months ended March 31, 2021, primarily as a result of an increase of $10.1 million employee related costs mostly attributable to equity awards issued in connection with going public, new equity awards and the inclusion of three months of Connexity; and an increase of $12.5 million in amortization expenses related to intangibles from the Connexity acquisition.

General and administrative expenses increased by $18.3 million, or 188.8%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily as a result of an increase of $11.3 million in employee related costs mostly attributable to equity awards issued in connection with going public, new equity awards and the inclusion of three months of Connexity; and an increase of $6.8 million related to M&A costs, legal consultants expenses related to regulatory matters and insurance expenses.

Finance income (expenses), net increased by $12.0 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily as a result of a $14.0 million devaluation of warrant liability and a decrease of $1.7 million in foreign currency exchange loss, partially offset by $3.4 million in interest cost primarily related to the loan facility.

Income before income taxes decreased by $17.3 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily due to an increase of employee related costs of $31.7 million attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public, new equity awards, the impact of consolidating Connexity results of operation for three months and $14.6 million of additional depreciation and amortization expenses from the Connexity intangibles amortization and an increase of $6.8 million related to M&A costs, legal consultants expenses related to regulatory matters and insurance expenses, partially offset by a $14.0 million devaluation of warrant liability and $22.5 million increase in gross profit.

Tax expense decreased by $2.6 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily affected by losses incurred in the U.S.

Liquidity and Capital Resources

Our primary cash needs are for working capital, acquisitions, contractual obligations and other commitments. To date, we have financed our operations primarily through private equity financings and, more recently, through the net proceeds from the merger with ION, equity issuances and borrowings under a loan to fund a portion of the Connexity acquisition and cash provided by operations. For the three months ended March 31, 2022 and 2021, we generated cash from operations of $8.1 million compared to cash used in operations of  $9.1 million, respectively.

As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also plan to consider possible future acquisitions. To fund our growth, depending on the magnitude and timing of our growth investments and the size and structure of any possible future acquisition, we may supplement our available cash from operations with issuances of equity or debt securities and/or make other borrowings, which could be material.

As of March 31, 2022 and December 31, 2021, we had $277.9 million and $319.3 million, respectively, of cash and cash equivalents, $40.0 and $0.0 million in short-term deposits as of March 31, 2022 and  December 31, 2021, respectively, and $4.9 million, in short and long-term restricted deposits, used as security for our lease commitments, as of March 31, 2022 and December 31, 2021. We believe that this, together with net proceeds from our engagements with advertisers, clients and digital property partners, will provide us with sufficient liquidity to meet our working capital and capital expenditure needs for at least the next 12 months. In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth, and results of operations.

In light of the recent worldwide COVID-19 pandemic, we are closely monitoring the effect that current economic conditions may have on our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity. We cannot provide any assurance regarding future possible COVID-19-related impacts on our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including the risks and uncertainties set forth in our Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” our Registration Statement on Form F-1/A filed on April 13, 2022,  as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors” and in our subsequent filings with the Securities and Exchange Commission.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)

Cash Flow Data:
Net cash provided by (used in) operating activities	$8,123	$(9,103)
Net cash used in investing activities	(49,648)	(2,883)
Net cash provided by financing activities	804	75
Exchange differences on balances of cash and cash equivalents	(671)	(1,613)
Decrease in cash and cash equivalents	$(41,392)	$(13,524)

Operating Activities

During the three months ended March 31, 2022, net cash provided by (used in) operating activities was $8.1 million, an increase of $17.2 million, compared to $(9.1) million for the same period in 2021. The $8.1 million  was primarily related to our net income of $3.9 million adjusted by non-cash charges including depreciation and amortization of $22.7 million, mainly from Connexity intangibles acquired, and share-based compensation expense related to vested equity awards of $19.8 million mostly triggered by going public, partially offset by a $25.3 million decrease in working capital and by $14.0 million of warrant liability devaluation. The $25.3 million decrease in cash resulting from changes in working capital primarily consisted of a $45.9 million decrease in trade payables, a $16.5 million decrease in accrued expenses and other current liabilities, a $4.1 million decrease in deferred taxes, net and a $3.3 million increase in other current assets (including prepaid), partially offset by a $45.9 million decrease in trade receivables.

The change in working capital was primarily driven by seasonality of revenues, traffic acquisition costs and timing of collection.

Net cash used in operating activities of $9.1 million for the three months ended March 31, 2021 was primarily related to a $42.7 million used in working capital, partially offset by our net income of $18.6 million, adjusted by non-cash charges including depreciation and amortization of $8.2 million and share-based compensation expense related to vested equity awards of $5.1 million. The $42.7 million decrease in cash resulting from changes in working capital primarily consisted of a $47.5 million decrease in trade payables, a $16.8 million increase in other current assets (including prepaid expenses), a $10.4 million decrease in accrued expenses and other current liabilities, partially offset by a $32.4 million decrease in trade receivables. The change in working capital was primarily driven by seasonality of revenues, timing of collections and as part of our close relationship with our digital property partners, the fact that certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered.

Investing Activities

During the three months ended March 31, 2022, net cash used in investing activities was $49.6 million, an increase of $46.7 million, compared to $2.9 million in net cash used in the same period in 2021. Net cash used in investing activities for the three months ended March 31, 2022 primarily consisted of $40.0 million of investment in short-term deposits, of $6.9 million of purchases of property and equipment, including capitalized internal-use software and $2.1 million payments of cash in escrow for acquisition of a subsidiary.

Net cash used in investing activities for the three months ended March 31, 2021 consisted of $5.5 million purchase of property and equipment, including capitalized internal-use software partially offset by $2.6 million of proceeds from restricted deposits.

Financing Activities

During the three months ended March 31, 2022, net cash provided by financing activities was $0.8 million, an increase of $0.7 million, compared to $0.1 million for the same period in 2021. Net cash provided by financing activities for the three months ended March 31, 2022 primarily consisted of $3.4 million from proceeds received from share option exercises and vested RSUs offset by $1.8 million payment of tax withholding for share-based compensation.

Net cash provided by financing activities for the three months ended March 31, 2021 consisted of $3.6 million resulting from proceeds received from share option exercises offset by $3.5 million payment of deferred offering costs.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of March 31, 2022. Future events could cause actual payments to differ from these estimates.

	Contractual Obligations by Period
	2022	2023	2024	2025	2026	Thereafter
	(dollars in thousands)
Debt Obligations	$2,250	$3,000	$3,000	$3,000	$3,000	$284,250
Operating Leases (1)	$13,286	$14,678	$13,934	$12,136	$12,443	$18,748
Non-cancellable purchase obligations (2)	$10,128	$5,826	$2,586	$3	$0	$0
Total Contractual Obligations	$25,664	$23,504	$19,520	$15,139	$15,443	$302,998

(1)	Represents future minimum lease commitments under non-cancellable operating lease agreements.

(2)	Primarily represents non-cancelable amounts for contractual commitments in respect of software and information technology.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. The table above does not reflect any reduction for prepaid obligations as of March 31, 2022. As of March 31, 2022, we have a provision related to unrecognized tax benefit liabilities totaling $3.5 million and other provisions related to severance pay and contribution plans, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.

Other Commercial Commitments

In the ordinary course of our business, we enter into agreements with certain digital properties, under which, in some cases we agree to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer. These contracts are not included in the table above.

Off-Balance Sheet Arrangements

As of March 31, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Account Policies and Estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated interim financial statements included elsewhere in this report. The preparation of our consolidated interim financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, including the anticipated impact of COVID-19, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. There have been no material changes to our critical accounting policies and estimates as of and for the year ended December 31, 2021, included in the Company's Form 20-F as filed with the SEC on March 24, 2022, except as noted below.

Revenue Recognition

We recognize revenues when we transfer control of promised services directly to our customers, which we collectively refer to as our Advertisers, in an amount that reflects the consideration to which we expect to be entitled to in exchange for those services.

The determination of whether revenue should be reported gross of amounts billed to Advertisers (gross basis) or net of payments to digital properties partners (net basis) requires significant judgment and is based on management assessment of whether we are acting as the principal or an agent in the transaction. In this assessment, we consider if we obtain control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment, inventory risk, and discretion in establishing price. The assessment of whether we are considered the principal or the agent in a transaction could impact our revenue and cost of revenue recognized on the consolidated statements of income.

Share-Based Compensation

 Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense over the requisite service period for share options and performance-based RSUs. We elect the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance. The compensation expense associated with performance based RSUs is adjusted based on the probability of achieving performance targets. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

The fair value of each option award is estimated at the time of the grant using the Black-Scholes option pricing model.The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the award, the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The fair value of each RSU award is based on the fair value of the underlying ordinary shares at the time of the grant. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The fair value of each option award is estimated at the time of the grant using the Black-Scholes model using the following assumptions:

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Volatility	65.99%	51.47% - 54.3%
Risk-free interest rate	1.86%	0.61% - 1.27%
Dividend yield	0%	0%
Expected term (in years)	5.49	5 - 6.86

Fair Value of Taboola Ordinary Shares. For share-based awards issued during periods prior to the public listing and trading of Taboola Ordinary Shares, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Subsequent to our initial listing on NASDAQ, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported at the time of the grant.

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

Expected Term. The expected term represents the period that options are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility. Prior to the public listing and trading of Taboola Ordinary Shares, we had no trading history and we derived expected volatility from the average historical share volatilities of several unrelated public companies within our industry over a period equivalent to the option’s expected term.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Ordinary Shares Valuations

The fair value of the Taboola Ordinary Shares underlying our equity awards granted prior to our public listing and trading was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of Taboola Ordinary Shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of Taboola Ordinary Shares as of the date of each option grant, including the following factors:

●	the prices, rights, preferences, and privileges of our preferred shares relative to our common share;
●	our operating and financial performance;
●	current business conditions and projections;
●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;
●	any adjustment necessary to recognize a lack of marketability of the Taboola Ordinary Shares underlying the granted options; and
●	the market performance of comparable publicly-traded companies.

In valuing Taboola Ordinary Shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business.

We used the Hybrid method which is the combination of Probability Weighted Expected Return Method (“PWERM”) and option pricing method (“OPM”) to determine our Ordinary Share value.

The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of our Ordinary Shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering and continued operation as a private company.

The OPM allocates the overall company value in one of the scenarios to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options.

After the value for Taboola Ordinary Shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the Taboola Ordinary Shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

Subsequent to our initial listing on NASDAQ, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported on the date of the respective grant.

Warrants Liability

We evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.

As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheets and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statements of Income in the period of change.

Business combinations

We account for business combinations using the acquisition method of accounting. We determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. We allocate the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations. The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. We estimate fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recent Accounting Pronouncements

See the section titled “Significant Accounting Policies - Recently Issued Accounting Pronouncements” in Note 2 of Notes to our consolidated interim financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

A 10% increase or decrease of the NIS, euro, British pound sterling, or the Japanese yen against the U.S. dollar would have impacted the consolidated statements of income as follows:

	Operating income impact Three Months Ended March 31,
	2022		2021
	(dollars in thousands)
	+10%	-10%	+10%	-10%
NIS/USD	$(1,765)	$1,765	$(2,082)	$2,082
EUR/USD	$1,358	$(1,358)	$1,733	$(1,733)
GBP/USD	$(1,289)	$1,289	$(1,018)	$1,018
JPY/USD	$570	$(570)	$478	$(478)

As of March 31, 2022, we have used derivative financial instruments, specifically foreign currency forward contracts, to manage exposure to foreign currency risks by hedging portions of the anticipated payroll payments denominated in NIS. These derivative instruments are designated as cash flow hedges.

Interest Rate Risk

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on future borrowings. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the creditworthiness of our partners and clients. We generally have not experienced any material losses related to receivables from advertisers during the three years ended December 31, 2021. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

As of March 31, 2022, we maintained cash and cash equivalents primarily in banks in Israel, the United States and the United Kingdom. In the United States and United Kingdom, the Company deposits are maintained with commercial banks, which are insured by the U.S. Federal Deposit Insurance Corporation (“FDIC”) and Financial Services Compensation Scheme (“FSCS”), which is authorized by the Bank of England (acting in its capacity as the Prudential Regulation Authority (PRA), respectively. In Israel, commercial banks do not have government-sponsored deposit insurance. At various times, we have deposits in excess of the maximum amounts insured by the FDIC and FSCS. Historically we have not experienced losses related to these balances and believe our credit risk in this area is reasonable. As of March 31, 2022, we maintained balances of approximately $166 million and $54 million with U.S. banks in excess of the amounts insured by the FDIC and in the United Kingdom banks in excess of the amounts insured by the FSCS, respectively.